April 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jeanne Bennett
Mr. Brian Cascio Ms. Jane Park Ms. Loan Lauren Nguyen
Re:	Digital Transformation Opportunities Corp. Preliminary Proxy Statement on Schedule 14A Filed January 6, 2023 File No. 001-40177

Ladies and Gentlemen:

On behalf of our client, Digital Transformation Opportunities Corp. (“DTOC” or the “Company”), we are submitting this letter to notify the Securities and Exchange Commission (the “Commission”) that the Company no longer intends to file the above-referenced preliminary proxy statement on Schedule 14A in connection with the proposed business combination (the "Business Combination") between the Company and American Oncology Network, LLC ("AON") - or a definitive proxy statement with respect thereto - on a standalone basis and instead is filing a Registration Statement on Form S-4 (“Registration Statement”). The Registration Statement includes a proxy statement/prospectus in respect of the Business Combination (the “Proxy Statement/Prospectus”) and is being filed via EDGAR concurrently with the submission of this letter.

The Company is filing the Registration Statement to register the issuance of shares of New AON Class A AON common stock in an exchange offer (the “Exchange Offer”) that the Company plans to make to certain holders of units of in connection with, and prior to, the consummation of the Business Combination. Other than the addition of disclosures pertaining to the Exchange Offer and our responses outlined below, the content and structure of the Proxy Statement/Prospectus included in the Registration Statement remains substantially the same as the content and structure of the above-referenced preliminary proxy statement. Accordingly, this letter is also intended to respond to the comments of the staff of the Division of Corporate Finance (the “Staff') of the Commission, conveyed by letter dated February 2, 2023 (the “Comment Letter”), with respect to the above-referenced preliminary proxy statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company's response. In the responses below, page number references are to the Registration Statement. All references below to the text of the Proxy Statement/Prospectus and revisions and modifications related thereto are intended to address comments by the Staff with respect to the corresponding text in the above-referenced preliminary proxy statement. The responses and information below are based upon information provided to us by the Company and AON.

Paul Hastings LLP | 1999 Avenue of the Stars, 27th Floor, Los Angeles, CA 90067

t: +1.310.620.5700 | www.paulhastings.com

April 27, 2023

Summary Term Sheet, page 2

1.	We note your disclosure on pages 4 and 14 relating to the expected ownership percentages in the combined company of DTOC’s public stockholders, the Sponsor and other Initial Stockholders, the PIPE investors and AON equityholders. To the extent applicable, disclose the total expected ownership of the Sponsor following the transaction, inclusive of any investments the Sponsor plans to make through the financing transactions, such as the PIPE investment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis, and as such, the Company is unable to provide the expected ownership percentages following the consummation of the proposed transaction. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after the determination of such terms. In the interim, the Company has modified the relevant tables on page 21 of the Registration Statement in contemplation of revised disclosure in subsequent filings following the finalization of the terms of the PIPE financing.

Q: What are the specific Proposals on which I am being asked to vote at the Special Meeting? page 12

2.	Revise to clarify that the proposal for the election of directors who will be the directors of the combined company after the business combination is a proposal that can only be approved by the holders of DTOC Class B common stock, and explain that the Sponsor and other Initial Stockholders hold such shares.

Response: The Company has revised the Proxy Statement/Prospectus on page 19 of the Registration Statement in response to the Staff’s comment.

Questions and Answers about the Proposals for our stockholders and the Special Meeting, page 12

3.	Please revise your disclosure in this section and elsewhere in the prospectus as appropriate to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company has revised the Proxy Statement/Prospectus on pages 8, 26-27, 91, 97, 127 and 222 of the Registration Statement in response to the Staff’s comment.

April 27, 2023

Q: What equity stake will current stockholders of DTOC, PIPE Investors, and AON hold in us after the Closing?, page 14

4.	Please disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis and as such, the Company is unable to provide the total potential ownership interest in the combined company, assuming full exercise and conversion of all securities, at this time. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after the determination of such terms.

5.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including at least one interim redemption level.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has not included a 50% redemption scenario due to the small range of possibilities. The Company further advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis and that, as a result, no disclosure regarding the potential impact of various redemption scenarios can be made at this time. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after determination of such terms.

6.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis, and as such, the Company is unable to provide disclosure of the sources and extent of dilution for non-redeeming shareholder. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after determination of such terms. In the interim, the Company has modified the relevant tables in the Proxy Statement/Prospectus to include certain assumptions in contemplation of the Company’s revised disclosure in subsequent filings following the finalization of the terms of the PIPE financing.

April 27, 2023

Q: If I am a holder of warrants, can I exercise redemption rights with respect to my warrants?, page 18

7.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company has revised the Proxy Statement/Prospectus on pages 26 and 27 of the Registration Statement in response to the Staff’s comment.

Summary of the Proxy Statement, page 25

8.	Please revise to expand your descriptions of DTOC and AON in this section. Please expand your disclosure to discuss the types of products and services AON provides and how it generates revenue. Please also balance your disclosure to include equally prominent disclosure of the limitations and challenges you face in implementing your business strategy, including but not limited to, your net income (loss) for the year ended December 31, 2021 and your dependence on a limited number of payors. Please also disclose that the audit opinion for DTOC includes a paragraph related to substantial doubt about the ability of DTOC to continue as a going concern.

Response: The Company has revised the Proxy Statement/Prospectus on page 38 of the Registration Statement in response to the Staff’s comment.

9.	We refer to your organizational structure chart of New AON following the consummation of the business combination on page 32. Please revise include the variable interest entities, American Oncology Partners, P.A. and American Partners of Maryland, P.A., as well as American Oncology Management Company, LLC, the primary beneficiary, as identified on page 158. Please also revise to indicate the entity that owns the equity in each depicted entity. In the revised presentation, please highlight that these entities are variable interest entities.

Response: The Company has revised the organizational chart of New AON following the consummation of the business combination on pages 45 and 182 of the Registration Statement in response to the Staff’s comment.

Interests of DTOC Directors and Officers and Others in the Business Combination, page 43

10.	Please revise your disclosure to include the current value of out-of-pocket expenses for which the Sponsor and DTOC’s officers and directors and their affiliates are awaiting reimbursement.

Response: The Company has revised the Proxy Statement/Prospectus on page 221 of the Registration Statement to include the current value of out-of-pocket expenses.

April 27, 2023

11.	We note your disclosure that the Sponsor and each of the members of the DTOC Board and executive management team have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of DTOC common stock held by them. Please describe here and elsewhere in the prospectus any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.

Response: The Company has revised the Proxy Statement/Prospectus on page 138 of the Registration Statement in response to the Staff’s comment. As described in the Letter Agreement dated March 9, 2021, a copy of which was filed as Exhibit 10.4 to the Current Report on Form 8-K filed by the Company on March 12, 2021, our sponsor, directors and officers agreed to waive their redemption rights with respect to any shares of our common stock that they may hold in connection with the consummation of a business combination “to induce the Company and the Underwriter to enter into the Underwriting Agreement and to proceed with the Public Offering.” No additional consideration was provided in exchange for the Letter Agreement. Accordingly, as the Letter Agreement was executed prior to any negotiations between the Company and AON, we have not included disclosure in the “Background of the Business Combination” section.

12.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement/Prospectus on page 22 of the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis and that, as a result, no disclosure regarding the effective underwriting fee can be made at this time. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after determination of such terms.

13.	We note your disclosure on page 121 that DTOC’s current charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target here and elsewhere in the proxy statement.

Response: The Company has revised the Proxy Statement/Prospectus on pages 8, 127, 139 and 222 of the Registration Statement in response to the Staff’s comment.

April 27, 2023

DTOC’s Sponsor and certain of its directors and officers have potential conflicts of interest..., page 76

14.	Please revise to highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Please also clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised the Proxy Statement/Prospectus on pages 8, 90, 91, 92, 127 and 222 of the Registration Statement in response to the Staff’s comment.

Risks Related to DTOC and the Business Combination, page 76

15.	Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised the Proxy Statement/Prospectus on page 93 of the Registration Statement in response to the Staff’s comment.

We may be required to call another special meeting of its stockholders to request an amendment..., page 84

16.	Please update your disclosure here to clarify that the Sponsor has elected to exercise, in its sole discretion, the extension option to extend the combination period to complete an initial business combination to June 30, 2023 and describe the loan from the Sponsor relating to the additional extension period.

Response: The Company has revised the Proxy Statement/Prospectus on pages 3, 4, 142, 144 and 196 of the Registration Statement in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 98

17.	We reference in Note (i) that you are currently evaluating the accounting treatment related to the noncontrolling interest and that it is subject to change based on final agreements. Please revise to disclose how the accounting treatment could change.

Response: The Company has revised the disclosure in Note “i” on page 116 of the Registration Statement 1 to specify the evaluation of permanent versus mezzanine equity presentation of the noncontrolling interest.

April 27, 2023

Unaudited Pro Forma Condensed Combined Statement of Operations, page 99

18.	Please show us how the pro forma adjustments for income tax expense (benefit) in Notes 3.(cc) and 4.(hh) were determined.

Response: In the Registration Statement filed herewith, the Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 30, 2022 and the year ended December 31, 2021 to which Notes 3.(cc) and 4. (hh) relate to, respectively, have been replaced with the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022. However, the Company supplementally advises the Staff of the following considerations in our calculations of pro forma adjustments for income tax expense (benefit) in Notes 3.(cc) and 4.(hh) included in our initial January 6, 2023 filing:

•	For pro forma reporting purposes, since the historic AON corporate entities currently file and will continue to file separate corporate income tax returns pre and post transaction, there are no changes to the original tax provisions calculated.

•	For pro forma statement of operations reporting purposes in each period, DTOC's investment in AON is assumed to occur as of the beginning of the 2021 tax year. Accordingly, a portion of the AON partnership entities pre-tax income (adjusted for permanent differences) has been presented for the income tax expense (benefit) by the corporate entity, DTOC. This results in the estimated incremental pro forma tax expense, which is calculated using ownership percentages for both the No redemption and Max Redemption scenarios and the historic partnership entities federal/state blended tax rate from its most recently filed US federal and state income tax returns.

•	For pro forma reporting purposes, the DTOC entity has calculated tax expense attributable to its own separate pre-tax income, adjusted for permanent differences, using the AON partnership federal/state blended tax rate. The permanent adjustments shown represent the original DTOC change in fair market value of warrant liability recorded for US GAAP purposes. The DTOC legal corporate entity will report the taxable income flowing through from the AON partnership on a form K-1 post transaction and, therefore, will file Federal and State tax returns in all states where the AON partnership entity currently has income tax nexus.

•	For pro forma reporting purposes, the pre-tax pro forma adjustments are attributable to historic DTOC and, therefore are tax effected at the AON partnership federal/state blended rate. It is assumed DTOC is considered an active trade or business and the tax impact for the costs have been adjusted for this assumption. The Q4-21 permanent adjustment shown represents an estimate of pro forma transaction expenses determined to be facilitative of the transaction and, therefore, not deductible for income tax purposes.

April 27, 2023

Please see the tables below for the pro forma tax expense calculations for the nine months ended September 30, 2022 and the year ended December 31, 2021 No Redemption and Max Redemption scenarios for reference:

	September 30, 2022
NO REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	As Reported DTOC and AON Tax Expense	Tax Proforma Adj.
Pre-Tax Income	$(1,714,154)	$5,747,784	$9,168,000	$(2,133,000)
Permanent Adjustments	$-	$-	$(8,534,508)	$-
Pre-Tax Income After Perms	$(1,714,154)	$5,747,784	$633,492	$(2,133,000)
DTOC O/S		58.79%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$3,379,210	$633,492	$(2,133,000)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$-	$841,570	$157,767	$(531,210)	$468,128	$378,719	$89,408

	September 30, 2022
MAX REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	Pro Forma Combined Assuming No Redemption	Tax Proforma Adj.
Pre-Tax Income	$(1,714,154)	$5,747,784	$9,168,000	$(2,133,000)
Permanent Adjustments	$-	$-	$(8,534,508)	$-
Pre-Tax Income After Perms	$(1,714,154)	$5,747,784	$633,492	$(2,133,000)
DTOC O/S		26.68%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$1,533,576	$633,492	$(2,133,000)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$-	$381,927	$157,767	$(531,210)	$8,484	$468,128	$(459,643)

	December 31, 2021
NO REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	As Reported DTOC and AON Tax Expense	Tax Proforma Adj.
Pre-Tax Income	$(10,788,324)	$11,143,839	$8,394,719	$(14,428,000)
Permanent Adjustments	$-	$-	$(9,765,585)	$10,007,000
Pre-Tax Income After Permanent Items	$(10,788,324)	$11,143,839	$(1,370,866)	$(4,421,000)
DTOC O/S		58.79%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$6,551,632	$(1,370,866)	$(4,421,000)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$459,783	$1,631,642	$(341,405)	$(1,101,021)	$648,998	$459,783	$189,215

	December 31, 2021
MAX REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	Pro Forma Combined Assuming No Redemption	Tax Proforma Adj.
Pre-Tax Income	$(10,788,324)	$11,143,839	$8,394,719	$(14,367,000)
Permanent Adjustments	$-	$-	$(9,765,585)	$10,068,000
Pre-Tax Income After Perms	$(10,788,324)	$11,143,839	$(1,370,866)	$(4,299,000)
DTOC O/S		26.68%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$2,973,307	$(1,370,866)	$(4,299,000)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$459,783	$740,483	$(341,405)	$(1,070,638)	$(211,778)	$648,998	$(860,775)

April 27, 2023

The Company advises that Staff that for the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022 included in the Registration Statement filed herewith, DTOC's investment in AON is assumed to occur as of the beginning of the 2022 tax year. The remaining considerations used to calculate the pro forma tax expense calculations for the No Additional Redemption and Additional Redemption scenarios are consistent with how the Company calculated the pro forma tax expense for the September 30, 2022 period as documented above.

Please see the tables below for the pro forma tax expense calculations for the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022, No Additional Redemptions and Additional Redemption scenarios for reference:

	December 31, 2022
NO ADDITIONAL REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	As Reported DTOC and AON Tax Expense	Tax Proforma Adj.
Pre-Tax Income	$(8,153,998)	$10,742,963	$11,559,075	$(28,356,464)	$(14,208,424)
Permanent Adjustments	$-	$-	$(7,305,888)	$21,350,424	$14,044,536
Pre-Tax Income After Perms	$(8,153,998)	$10,742,963	$4,253,187	$(7,006,040)	$(163,888)
DTOC O/S		30.43%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$3,268,600	$4,253,187	$(7,006,040)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$-	$814,024	$1,059,229	$(1,744,809)	$128,444	$1,026,635	$(898,192)

	December 31, 2022
ADDITIONAL REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	Pro Forma Combined Assuming No Additional Redemptions	Tax Proforma Adj.
Pre-Tax Income	$(8,153,998)	$10,742,963	$11,559,075	$(28,341,464)	$(14,193,424)
Permanent Adjustments	$-	$-	$(7,305,888)	$21,365,857	$14,059,969
Pre-Tax Income After Perms	$(8,153,998)	$10,742,963	$4,253,187	$(6,975,606)	$(133,454)
DTOC O/S		27.46%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$2,950,493	$4,253,187	$(6,975,606)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$-	$734,801	$1,059,229	$(1,737,230)	$56,800	$128,467	$(71,643)

Unaudited Pro Forma Condensed Combined Statement of Operations, page 100

19.	Please explain to us the source of the transaction expenses attributed to AON and tax expense attributed to AON in Note 4.(ii).

Response: In the Registration Statement filed herewith, the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2021 is no longer presented. However, the Company supplementally advises the Staff of the following sources of transaction expenses attributed to AON and tax expense attributed to AON in Note 4.(ii) included in our initial filing on January 6, 2023:

•	The $1.6 million and $0.7 million amounts shown in the AON Partnership Entities column of the calculation represent the incremental tax attributable to the AON partnership entities portion of pre-tax income which will flow through to the taxable DTOC corporate entity post transaction. Since these AON entities are currently treated as partnerships for US income tax purposes, their pre-tax income is currently tax effected at 0%. Post transaction, a portion of the AON partnership entities pre-tax income, depending on the ultimate DTOC ownership percentage, will flow through to the taxable DTOC corporate entity and be subject to federal and state income tax at the AON partnerships combined federal and state blended tax rate.

•	The estimated transaction expenses of $5.0 million and $5.1 million attributed to AON are related to the incremental legal, accounting, and advisory fees estimated to be incurred by AON for the proposed transaction. These transaction expenses are expensed as incurred.

April 27, 2023

Please see the tables below for the pro forma tax expense calculations for the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2021, No Redemption and Max Redemption scenarios for reference:

	December 31, 2021
NO REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	As Reported DTOC and AON Tax Expense	Tax Proforma Adj.
Pre-Tax Income	$(10,788,324)	$11,143,839	$8,394,719	$(14,428,000)
Permanent Adjustments	$-	$-	$(9,765,585)	$10,007,000
Pre-Tax Income After Permanent Items	$(10,788,324)	$11,143,839	$(1,370,866)	$(4,421,000)
DTOC O/S		58.79%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$6,551,632	$(1,370,866)	$(4,421,000)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$459,783	$1,631,642	$(341,405)	$(1,101,021)	$648,998	$459,783	$189,215

	December 31, 2021
MAX REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	Pro Forma Combined Assuming No Redemption	Tax Proforma Adj.
Pre-Tax Income	$(10,788,324)	$11,143,839	$8,394,719	$(14,367,000)
Permanent Adjustments	$-	$-	$(9,765,585)	$10,068,000
Pre-Tax Income After Perms	$(10,788,324)	$11,143,839	$(1,370,866)	$(4,299,000)
DTOC O/S		26.68%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$2,973,307	$(1,370,866)	$(4,299,000)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$459,783	$740,483	$(341,405)	$(1,070,638)	$(211,778)	$648,998	$(860,775)

The Company supplementally advises the Staff of the following sources of transaction expenses attributed to AON, tax expense attributed to AON, and share based compensation expense attributed to AON in Note 3.(dd) included in the Registration Statement filed herewith:

•	The $0.8 million and $0.7 million amounts shown in the AON Partnership Entities column of the calculation represent the incremental tax attributable to the AON partnership entities portion of pre-tax income which will flow through to the taxable DTOC corporate entity post transaction. Since these AON entities are currently treated as partnerships for US income tax purposes, their pre-tax income is currently tax effected at 0%. Post transaction, a portion of the AON partnership entities pre-tax income, depending on the ultimate DTOC ownership percentage, will flow through to the taxable DTOC corporate entity and be subject to federal and state income tax at the AON partnerships combined federal and state blended tax rate.

•	The estimated transaction expenses of $1.75 million and $1.77 million attributed to AON are related to the incremental legal, accounting, and advisory fees estimated to be incurred by AON for the proposed transaction. These transaction expenses are expensed as incurred.

•	The estimated expense of $13.9 million attributed to AON is related to the incremental share-based compensation expense disclosed in Note 3.(gg).

April 27, 2023

Please see the tables below for the pro forma tax expense calculations for the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2022, No Additional Redemptions and Additional Redemptions scenarios for reference:

	December 31, 2022
NO ADDITIONAL REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	As Reported DTOC and AON Tax Expense	Tax Proforma Adj.
Pre-Tax Income	$(8,153,998)	$10,742,963	$11,559,075	$(28,356,464)	$(14,208,424)
Permanent Adjustments	$-	$-	$(7,305,888)	$21,350,424	$14,044,536
Pre-Tax Income After Perms	$(8,153,998)	$10,742,963	$4,253,187	$(7,006,040)	$(163,888)
DTOC O/S		30.43%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$3,268,600	$4,253,187	$(7,006,040)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$-	$814,024	$1,059,229	$(1,744,809)	$128,444	$1,026,635	$(898,192)

	December 31, 2022
ADDITIONAL REDEMPTION:	AON Corporate Entities (File Separate Corp Returns)	AON Partnership Entities	DTOC Entity	DTOC ProForma Adjustments	Total	Pro Forma Combined Assuming No Additional Redemptions	Tax Proforma Adj.
Pre-Tax Income	$(8,153,998)	$10,742,963	$11,559,075	$(28,341,464)	$(14,193,424)
Permanent Adjustments	$-	$-	$(7,305,888)	$21,365,857	$14,059,969
Pre-Tax Income After Perms	$(8,153,998)	$10,742,963	$4,253,187	$(6,975,606)	$(133,454)
DTOC O/S		27.46%	100.00%	100.00%
Pre-Tax Income After Perm to DTOC		$2,950,493	$4,253,187	$(6,975,606)
Fed/State Blended Tax Rate		24.90%	24.90%	24.90%
Income Tax Expense	$-	$734,801	$1,059,229	$(1,737,230)	$56,800	$128,467	$(71,643)

Notes to Unaudited Pro Forma Condensed Combined Financial Information Note 5. Earnings per Share Information, page 105

20.	Explain to us how you calculated net income per share attributable to Class A common stockholders – Diluted of .14 and .26 for the Nine Months Ended September 30, 2022. The amounts based on the diluted weighted average common shares outstanding appears to be .12 and .20.

Response: The Company supplementally advises the Staff of the following considerations related to the calculation of pro forma diluted EPS in our initial filing on January 6, 2023:

•	AON equityholders (other than New AON) are required to forfeit AON common units together with an equal number of shares of New AON Class B common stock (whether held directly or indirectly through Class B Prefunded Warrants), when exchanging their interests for New AON Class A common stock.

•	As a result, in a fully-dilutive scenario which includes the exchange of the above equity interests, there will not be any AON common units outstanding held by AON equityholders and thus no non-controlling interest in AON. Therefore, the numerator used when calculating diluted EPS is the “Net Income (Loss)” per the Article 11 pro formas for the nine months ended September 30, 2022.

The resulting calculation is as follows:

	in 000’s
	No Redemption	Max Redemption
Net Income (loss) as of 9/30/22	10,699	11,159
Dilutive weighted average shares outstanding	76,149	42,799
Diluted earnings per share	0.14	0.26

The Company further advises the Staff that with the update to periods presented in the Unaudited Pro Forma Condensed Combined Statements of Operations presented in the proxy statement/prospectus filed hereto, the Company has a Net loss attributable to New AON. As a result, Net loss per share attributable to Class A common stockholders is the same for both our Basic and Diluted presentation.

April 27, 2023

Information about American Oncology Network, LLC, page 130

21.	You disclose that AON does not direct or have control over the medical and clinical decisions of the Network Practices. We also note your references to a physician advisory board on pages 130 and 144. If material, please include disclosure that describes the role or function of your physician advisory board, whether there are any rules of procedures governing this board, as well as how the physician advisors are selected and compensated.

Response: The Company has revised the Proxy Statement/Prospectus on pages 148 and 164 of the Registration Statement to clarify the physician advisory board’s role, in response to the Staff’s comment. The Company supplementally advises that the only material function of physician advisory board is to serve as a liaison between AON and its Network Physicians. The Company also supplementally advises the Staff that members on the physician advisory board are physicians in the Network Practices and are not separately compensated in connection with service on the physician advisory board, and AON does not believe that any additional description of the physician advisory board would be material to an investor’s understanding of AON’s business.

Market Overview, page 131

22.	We note your reference to a $177 billion oncology care market that is expected to grow to $314 billion by 2026. Please specify the portion of this amount that represents the type of services AON provides to its customers.

Response: The Company has revised the Proxy Statement/Prospectus on page 149 of the Registration Statement to clarify that the $177 billion market referenced is the oncology pharmaceuticals market, which is a significant market for AON’s services. In addition, the Company has also added data with respect to the global community oncology services market, to provide readers with addition relevant data on the segment of that oncology market that AON serves.

April 27, 2023

Our Network Physician Practices, page 131

23.	We note your disclosure that you operate your physician practices through management services agreements between American Oncology Management Company, LLC and its variable interest entities, American Oncology Partners, P.A. and American Partners of Maryland, P.A. Please expand your disclosure of the material terms of such agreements, including but not limited to, the terms and management fees.

Response: The Company has revised the Proxy Statement/Prospectus on page 150 of the Registration Statement in response to the Staff’s comment to expand the disclosure of material terms with respect to AON’s management services agreements, including terms and management fees.

Our Value Proposition, page 132

24.	We note your disclosure relating to AON’s “leading” clinical reputation on page 132, that AON is “one of the only true national oncology platforms” on page 143 and that AON provides “first-class” cancer care on page 130. Please revise here and elsewhere in the prospectus to clarify your basis for these claims and any other statements of leadership.

Response: The Company has revised the Proxy Statement/Prospectus on pages 148 and 151 of the Registration Statement in response to the Staff’s comment to provide a more balanced description of AON and its services.

Competition, page 135

25.	We refer to your disclosure on page 130 that AON offers an “innovative model” of physician-led community-based oncology management that incorporates features, such as diagnostics, specialty pharmacies and clinical laboratories onsite across its Network Practices. Please disclose whether any of your competitors, such as US Oncology Network, Inc. and OneOncology, Inc., also offer similar features for their oncology physician practices.

Response: The Company has revised the Proxy Statement/Prospectus on pages 148 and 149 of the Registration Statement to refer to AON’s progressive model and page 154 of the Registration Statement with respect the factor that differentiates AON from its competitors in response to the Staff’s comment.

Government Regulation, page 135

26.	We note your disclosure that AON’s platform operates in 71 locations across sixteen states. We also refer to your disclosure on page 136 related to state regulations that prohibit direct or indirect payments to, or entering into fee-splitting arrangements with, physicians and that AON has structured its arrangements to comply with relevant state law. Please expand your disclosure, where applicable, to identify the states in which you generate material revenue and discuss how the state laws in these jurisdictions apply to your business, including your corporate structure and contractual arrangements.

Response: The Company has revised the Proxy Statement/Prospectus on pages 154-155 of the Registration Statement to expand the disclosure to identify the top 3 states where AON generates its revenues and discuss state law regarding fee splitting in such states and how AON is in compliance with the laws of these states and other states where AON operates.

April 27, 2023

Payor Relationships, page 135

27.	You disclose on page 135 that AON’s operations are dependent on a concentrated number of payers with whom its Network Practices have entered into long-term contracts, including Anthem and United Healthcare. Please revise to provide a brief description of the material terms of such long-term contracts.

Response: The Company has revised the Proxy Statement/Prospectus on page 153 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that the revised disclosure clarifies that as is the case with most healthcare providers, AON’s Network Providers seek payment for their services from a limited number of payors. AON respectfully advises the Staff that the paragraph is intended to disclose the strong relationship AON has with third-party payors and the efficiencies that AON provide to its Network Practices with respect to managing third party payors, rather than its contractual arrangements with third-party payors.

Information about American Oncology Network LLC Employees and Human Capital Resources, page 140

28.	Please revise to separately disclose the number of employees of the Company and of the managed practices. Clarify whether the physicians and advanced practice providers are employees of the managed practices.

Response: The Company has revised the Proxy Statement/Prospectus on page 159 of the Registration Statement to clarify that all employees are employed by AON and its subsidiaries, including physicians and practice providers, and are not employed by managed practices.

AON Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Adjusted EBITDA for recent comparative periods is presented as follows, page 152

29.	Explain to us the nature of the non-GAAP adjustments to adjusted EBITDA of operational transformation expenses and insourcing transition expenses and why you believe these adjustments are not costs incurred in the ordinary course of your business. Refer to the guidance in Item 10(e)(1)(ii)(b) of Regulation S-K and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

April 27, 2023

Response: The Company respectfully acknowledges the Staff’s comment and would like to communicate the following regarding the non-GAAP adjustments to adjusted EBITDA. Based on consideration of C&DI Question 100.01 by AON and DTOC management, it is their collective belief that the adjustments are not misleading. The operational transformation expenses of approximately $1.7 million recorded in the twelve-months ended December 31, 2022, represent one-time payments made to employees in connection with changes made to AON’s practice support functions. Approximately $0.7 million was related to one-time severance payments made to 38 former employees and approximately $1 million was related to one-time bonuses paid to 59 other employees. None of these payments were obligations of AON prior to management implementing internal operational changes. AON has never made payments like these to its employees and has no intention of making similar payments in the future. Based on these considerations, AON and DTOC management believe these payments to be non-recurring.

The insourcing transition expenses of approximately $1.9 million recorded in the year ended December 31, 2021 were incremental expenses incurred and paid to third parties in connection with the termination of AON contractual relationship with its former back-off service provider. Approximately $0.3 million of this amount were fees paid to external counsel in connection with the termination of the contractual relationship. These fees would not have been incurred absent the termination of this agreement. Approximately $1.3 million were payments made to the vendor as part of a negotiated settlement to settle various claims and terminate the agreement. These payments would not have been required absent AON pursuing the termination of the relationship and were in excess of the contractually agreed-upon fixed rates. Approximately $0.3 million were payments made to third-party recruiting firms to accelerate the hiring of employees to perform the functions that had previously been outsourced. AON has never incurred costs associated with terminating an outsourced back-office vendor relationship before and has no intention of incurring similar costs in the future. Based on these considerations, AON and DTOC management believe these payments to be non-recurring.

Professional Liability, page 160

30.	Please revise to clarify whether the managed practices including the physicians and advanced practice providers also maintain separate professional malpractice insurance.

Response: The Company has revised the Proxy Statement/Prospectus on page 159 of the Registration Statement in response to the Staff’s comment, including disclosure that clarifies that AON maintains a primary medical malpractice policy for its Network Practices that covers all physicians, advanced practice providers and all additional licensed medical professionals.

April 27, 2023

Security Ownership of Certain Beneficial Owners and Management, page 166

31.	Please revise to identify the natural persons who are the beneficial owners of the shares held by Digital Transformation Sponsor LLC, as well as the address of each such natural person.

Response: The Company has revised the Proxy Statement/Prospectus on pages 184-186 of the Registration Statement to identify the natural person who is the beneficial owner of the shares held by Digital Transformation Sponsor LLC, as well as the address of such natural person.

Management of New AON after the Business Combination, page 169

32.	Please revise to disclose the specific experience, skills, qualifications and attributes of each director nominee that led you to the conclusion that each such director should serve as one of the directors of the combined company.

Response: The Company has revised the Proxy Statement/Prospectus on pages 161-162 of the Registration Statement, where each director nominee’s business background is located, in response to the Staff’s comment.

The Business Combination and the Business Combination Agreement, page 173

33.	We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. We also refer to your disclosure on page 181 that DTOC and AON have committed to cooperate with each other to obtain subscriptions from investors in connection with the PIPE Investment. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE Investment. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to DTOC, the Sponsor, AON and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.

Response: The Company respectfully advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after determination of such terms.

34.	Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC’s Sponsor, directors, officers or their affiliates will participate in the private placement.

Response: The Company respectfully advises the Staff that, at the time of this letter of response, the terms of the PIPE financing have not yet been determined on a final and binding basis. The Company confirms that it will update the Proxy Statement/Prospectus to provide the requested disclosure after determination of such terms.

April 27, 2023

Background of the Business Combination, page 189

35.	We note your disclosure on page 190 that DTOC delivered letters of intent to nine potential business combination targets, other than AON. Please expand your disclosure of these nine potential business combination targets the DTOC Board considered and discuss the Board’s reasons in reaching its conclusion not to pursue each of the potential business combination target.

Response: The Company has revised the Proxy Statement/Prospectus on page 209 of the Registration Statement in response to the Staff’s comment.

36.	Please identify the individuals and/or parties who participated in the meetings and discussion described throughout this section. By way of example only, please identify the representatives of DTOC and AON and their advisors. We also refer to your disclosure on page 191 that DTOC representatives were introduced to AON by an investment bank that DTOC had requested to identify and make introductions to potential high growth targets in the healthcare services industries. Please revise your disclosure to identify this investment bank and any other financial advisors that provided additional services to DTOC in connection with the transaction, such as for a private placement and related fees, and whether such fees are conditioned on the completion of the transaction.

Response: The Company has revised the Proxy Statement/Prospectus on page 209 of the Registration Statement in response to the Staff’s comment.

37.	Please revise your disclosure in this section to describe how the DTOC Board arrived at a valuation of $300 million for AON. Please address in your revisions the methodology employed in reaching the valuation. We note your disclosure that DTOC presented an analysis of the valuation of AON based on comparable valuations of publicly traded companies. Please revise to explain the extent to which the DTOC Board considered such analysis in reaching the valuation and if material, discuss the analysis, its conclusions and underlying assumptions. Additionally, we note your disclosure that DTOC sent an initial draft letter of intent to AON in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the merger, including changes to the AON enterprise valuation, the termination provision and cap on transaction expenses.

Response: The Company has revised the Proxy Statement/Prospectus on pages 210-212 of the Registration Statement in response to the Staff’s comment.

April 27, 2023

38.	We note that on May 13, 2022, representatives of DTOC delivered to AON a slide deck indicating preliminary terms, with a valuation based on certain analyses. Please disclose the selection criteria for comparable valuations of publicly traded peer companies referenced on page 191, how the criteria was chosen, and whether any companies meeting the selection criteria were excluded from the analysis. Disclose the multiples for each company in the analysis, as well as the financial data used to derive such multiples, and explain how DTOC applied the analysis to determine the valuation for AON.

Response: The Company has revised the Proxy Statement/Prospectus on pages 216-217 of the Registration Statement in response to the Staff’s comment.

39.	We note your references that the initial drafts of the Business Combination Agreement did not contemplate an Up-C structure, and that the Up-C transaction structure was introduced during the negotiations. Revise your disclosures to clearly discuss the evolution of the proposed transaction structure, and expand your discussion to further explain why the parties agreed to an Up-C structure, including negotiations regarding the tax aspects of the structure. In this regard, briefly explain how the UP-C structure and reorganization transactions achieves the tax benefits that is intended. If material, also disclose at an appropriate section the attendant risks associated with an Up-C structure.

Response: The Company has revised the Proxy Statement/Prospectus on page 212 of the Registration Statement in response to the Staff’s comment.

Recommendation of the DTOC Board and Reasons for the Business Combination, page 194

40.	We note the disclosure on page 195 that the DTOC Board also considered factors such as AON’s outlook, financial plan and capital structure in recommending the initial business combination with AON. Revise to disclose the outlook, financial plan and capital structure that DTOC Board considered in making its determination. In this regard, please revise to disclose all the material factors and analyses, along with any related assumptions, considered by the Board.

Response: The Company has revised the Proxy Statement/Prospectus on pages 213-218 of the Registration Statement in response to the Staff’s comment.

April 27, 2023

Interests of DTOC Directors and Officers and Others in the Business Combination, page 199

41.	We note disclosure here that at any time prior to the special meeting, the Sponsor, DTOC’s officers and directors, AON or AON stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of DTOC common stock. You further state that the purpose of the share purchases could be to vote in favor of the business combination. Please provide your analysis on how such purchases comply with Rule 14e-5.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement/Prospectus on page 222 of the Registration Statement to provide, consistent with Question 166.01 of the Compliance and Disclosure Interpretations on Tender Offers and Schedules, that, in the event our sponsor, directors and officers, AON or AON stockholders and/or their respective affiliates purchase shares of our Class A common stock in open market or privately negotiated transactions, the purchase price for such Class A common stock will not exceed the redemption price. In addition, the persons described above will waive redemption rights, if any, with respect to the Class A common stock they acquire in such transactions, and any such Class A common stock would not be voted in connection with the business combination proposal. Further, in the event of any such transactions, we will file a Current Report on Form 8-K prior to the special meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Class A common stock purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the business combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market, or the nature of the sellers; and (v) the number of shares Class A common stock for which we have received redemption requests.

Certain Material U.S. Federal Income Tax Considerations, page 207

42.	Please revise to include a tax opinion covering the material tax consequences of the redemption and state that the disclosure in this section represents the opinion of counsel. Please also remove language stating that “generally” certain tax consequences will apply or assuming certain consequences. For further guidance, see Staff Legal Bulletin No. 19.

Response: The Company has revised the Proxy Statement/Prospectus on pages 229-235 of the Registration Statement in response to the Staff’s comment. In addition, the Company has filed a tax opinion covering the disclosure as Exhibit 8.1 to the Registration Statement.

April 27, 2023

Consolidated Financial Statements of American Oncology Network, LLC Note 1. Basis of Presentation, page F-48

43.	We note your reference to voting interest entity or a VIE on pages F-48 and F-74. If you are referring to variable interest entity please correct the disclosure.

Response: The Company has revised the Proxy Statement/Prospectus on page F-32 of the Registration Statement to remove the reference to voting interest entity.

Note 2. Revenue Recognition, page F-49

44.	Please explain to us your consideration of the disaggregated revenue disclosure requirements of ASC 606-10-50-5 to 7. For example, we note from page 146 that patient service revenue is from several sources, including (i) commercial insurers; (ii) pharmacy benefit managers; (iii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services; (iv) state governments under Medicaid and other programs, including managed Medicare and Medicaid; and (v) individual patients.

Response: The Company respectfully acknowledges the Staff’s comment and notes that pursuant to ASC 606-10-50-5, AON and DTOC management considered the level of disaggregation depicting the nature, amount, timing and uncertainty of revenue and cash flows that are affected by economic factors. Following the guidance in ASC 606-10-55-90, AON and DTOC management considered (a) disclosures presented outside of the financial statements such as the disclosures in AON’s MD&A referenced in the Staff’s comment above, (b) information regularly reviewed by our chief operating decision maker, and (c) other information that is used by AON or users of its financial statements to evaluate AON’s financial performance. In determining the appropriate disaggregation, AON and DTOC management also considered the categories suggested in ASC 606-10-55-91: (a) the type of good or service, (b) geographical region (all United States), (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels.

As documented throughout the proxy filing, AON’s customers all receive oncology services during patient visits and shipments of pharmacy prescriptions. The payments for these services come from (i) commercial insurers; (ii) pharmacy benefit managers; (iii) the federal government under the Medicare program administered by the Centers for Medicare and Medicaid Services; (iv) state governments under Medicaid and other programs, including managed Medicare and Medicaid; and (v) individual patients. It is noted that the most meaningful differentiation exists between services provided to patients and pharmacy prescriptions, which disaggregation is already reflected in the financial statements in Note X as this considers the timing of transfer of net patient services or over-time revenue (oncology services) and point in time revenue (pharmacy prescriptions).

April 27, 2023

45.	Revise to disclose your system and estimation process for recording Medicare net patient service revenue and estimated recoupments discussed on page F-50.

Response: The Company has revised the Proxy Statement/Prospectus on pages F-34 and 177 of the Registration Statement to more fully explain AON’s system and estimation process for recording Medicare net patient service revenue and estimated recoupments around its value-based contracts.

Note 2. Professional Liability, page F-54

46.	Revise to clarify the meaning of the disclosure that you maintain an insurance policy for exposure to professional malpractice insurance risk beyond selected retention levels.

Response: The Company has revised the Proxy Statement/Prospectus on page F-38 of the Registration Statement to clarify the limits of liabilities relating to AON’s professional malpractice insurance risks.

Note 11. Income Taxes, page F-64

47.	Please revise MD&A or the financial statements to explain the significant variances in the effective tax rate each period, including the significant change in state taxes, nontaxable passthrough LLC income and the increase in valuation allowance.

Response: The Company has revised the Proxy Statement/Prospectus on page 171 of the Registration Statement in response to the Staff’s comment.

Note 16. Earnings (Loss) Per Unit, page F-67

48.	Please revise to disclose how you determined the allocation of undistributed net income (loss) each period.

Response: The Company has revised the Proxy Statement/Prospectus on page F-53 of the Registration Statement in response to the Staff’s comment.

Unaudited Condensed Consolidated Financial Statements of American Oncology Network, LLC Note 4. Business Acquisitions, page F-79

49.	We note from page F-74 that you acquired 6 physician practices during the nine months ended September 30, 2022. Please explain to us how you determined that the disclosures of ASC 805 were not material.

Response: The Company has revised the Proxy Statement/Prospectus on page F-31 of the December 31, 2022 financial statements to specify whether AON acquired a practice that qualified as the acquisition of a business in accordance with ASC 805 or entered into an affiliation agreement with a new practice to provide managed services. Further, the Company revised the disclosure on pages F-41 and F-42 to clarify how the consideration transferred for the 2022 acquisition was not material to AON.

April 27, 2023

General

50.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Digital Transformation Sponsor LLC, the Company’s sponsor (the “Sponsor”), is a Delaware limited liability company, is controlled by the Company’s Chief Executive Officer and Chairman, Kevin Nazemi, a U.S. citizen, and does not have any substantial ties to a non-U.S. person. Further, no member of the Sponsor is a non-U.S. person. Accordingly, the Company believes that the Proxy Statement/Prospectus need not be revised to include the additional risk factor disclosure as it is not a material risk to our ability to consummate an initial business combination.

*****

Finally, we advise the Staff that, following the filing of the preliminary proxy statement referenced on the first page of this letter, AON identified certain misstatements in the unaudited condensed consolidated interim financial statements for AON, prepared by AON management, as of and for the nine-month period ended September 30, 2022 (the “YTD 9/30/22 Unaudited Financial Statements”) that were included in such preliminary proxy statement. Prior to the submission of this letter, AON notified DTOC of these misstatements. AON has evaluated the quantitative and qualitative effects, individually and in aggregate, of these misstatements and has concluded that the previously reported amounts were not materially misstated.

For further information, we refer the Staff to the Current Report on Form 8-K filed by the Company on April 27, 2023 disclosing such misstatements and Exhibit 99.1 attached thereto, which sets forth footnote disclosure proposed to be included in the revised YTD 9/30/22 Unaudited Financial Statements that will be issued by AON to correct the misstatements.

April 27, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact the undersigned at +1.310.620.5750 (davidhernand@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ David Hernand
David Hernand of PAUL HASTINGS LLP

Enclosures

cc:	Kevin Nazemi, Chief Executive Officer, Digital Transformation Opportunities Corp.

Kyle Francis, Chief Financial Officer, Digital Transformation Opportunities Corp.

David Gould, Chief Financial Officer, American Oncology Network, LLC

Jonathan Ko, Esq., Paul Hastings LLP

Sahand Moarefy, Esq., Paul Hastings LLP

Brian Lee, Dentons US LLP

Ilan Katz, Dentons US LLP